99.1 Press Release issued by Reynolds Group Holdings Limited on November 24, 2014

Reynolds Group Enters Into Definitive Agreement to sell the SIG Combibloc business
.
Lake Forest, Illinois - 24 November 2014--(BUSINESS WIRE)--Reynolds Group Holdings Limited (“Reynolds Group”) today announced that it has entered into an agreement to sell its SIG Combibloc business to Onex Corporation for an aggregate amount of up to €3.75 billion, subject to certain adjustments based upon closing date cash and working capital. €3.575 billion will be paid to Reynolds Group at the closing of the transaction, with an additional amount up to the balance of €175 million payable depending on the financial performance of the SIG Combibloc business in 2015 and 2016.
The transaction is expected to close in the first quarter of 2015, pending final regulatory approvals and the satisfaction of other customary closing conditions.
Goldman, Sachs & Co. acted as exclusive financial advisor to Reynolds Group on this transaction.
About Reynolds Group:
Reynolds Group is a leading global manufacturer and supplier of consumer food and beverage packaging and storage products: Reynolds Group is based in Lake Forest, Illinois. Additional information regarding Reynolds Group is available at www.reynoldsgroupholdings.com.

Enquiries:
Reynolds Group Holdings Limited
Joseph E. Doyle
+ 847-482-2409